Exhibit 3.21

OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

THIS OPERATING AGREEMENT of Microporous Products, LLC (the “LLC”) is entered into by Microporous Holding Corporation, a Delaware corporation, and Daramic Holdings, LLC, a Delaware limited liability company, in their capacities as Members of the LLC.  Unless otherwise indicated, capitalized words and phrases in this Agreement shall have the meanings set forth in the attached Glossary of Terms.

ARTICLE I
FORMATION

SECTION 1.1.            Formation; General Terms; Effective Date.  The LLC was formed on December 18, 2009 (the “Effective Date”) upon the filing of the Certificate with the Secretary of State of the State of Delaware.

Alba-Justina Secrist (the “Authorized Person”) executed and filed the Certificate and otherwise acted as the organizer of the LLC.  The Authorized Person’s acts and conduct in connection with the organization of the LLC are hereby ratified and adopted by the LLC as acts and conduct by and on behalf of the LLC and are deemed to be in the LLC’s best interest.  The organizational and other activities for which the Authorized Person was responsible have been completed, the Authorized Person is hereby relieved of any further duties and responsibilities in that regard, and the LLC and the Members hereby agree to indemnify and hold harmless the Authorized Person for any loss, liability or expense arising from her actions or conduct in such capacity.

The Act and this Agreement, including all the Exhibits attached hereto, govern the rights and obligations of the Members and the terms and conditions of the LLC.  This Agreement controls to the extent there are any inconsistencies between the Act and this Agreement with respect to any subject matter covered in this Agreement.  The LLC shall have no oral operating agreements.  This Agreement and/or the Certificate may be amended only in accordance with Section 11.4 below.  Once this Agreement has been executed by all the Members, it shall be effective as of the Effective Date.

The Majority Member shall execute and file on behalf of the LLC all instruments or documents, and shall accomplish all such filings, recordings, or other acts, including the filing of the LLC’s annual report with the Delaware Secretary of State, as necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in Delaware and in any other states and jurisdictions in which the LLC shall transact business.

SECTION 1.2.            Name.  The name of the LLC shall be Microporous Products, LLC.

SECTION 1.3.            Purposes.  The purpose of the LLC is to engage in any lawful business.  The LLC shall have the authority to do all things necessary or convenient to accomplish its purpose to the fullest extent permitted under the Act.

SECTION 1.4.            Registered Agent; Registered Office.  The LLC’s registered agent and registered office are set forth in the Certificate.  The Majority Member may name a different registered agent or registered office and shall file a statement of change as required by the Act.

SECTION 1.5.            Commencement and Term.  The LLC commenced at the time and on the date appearing in the Certificate and shall continue until the dissolution of the LLC, the winding up of its affairs and the making of the final liquidating distributions required by this Agreement.

ARTICLE II
CAPITAL CONTRIBUTIONS;
CAPITAL ACCOUNTS

SECTION 2.1.            Initial Capital Contributions.  The Members previously made Capital Contributions to the LLC and have the Percentage Interests as reflected on Exhibit A.

SECTION 2.2.            No Additional Capital Contributions or Loans.

No Member shall be required to make additional Capital Contributions to the LLC.  The Members may make Capital Contributions to the LLC from time to time upon the unanimous vote of the Members.  No Member may lend funds to the LLC unless all of the Members otherwise agree in writing.

SECTION 2.3.            Liability of Members.  To the greatest extent permissible under the Act, no Member shall be liable for any debts, losses, liabilities or obligations of the LLC.

SECTION 2.4.            Maintenance of Capital Accounts; Withdrawals; Interest.  The Majority Member shall cause the LLC to maintain Capital Accounts in accordance with Treasury Regulations § 1.704-1(b) for each of the Members.  No Member has the right to withdraw any part of his or her Capital Account or the right to receive distributions except as expressly provided in this Agreement.  No Member has the right to receive any interest on his or her Capital Contributions or with respect to his or her Capital Account.  Each Member shall look solely to the assets of the LLC for the return of his or her Capital Contributions and no Member shall have the right to demand or receive property other than cash from the LLC.  There shall be no priority among the Members as to the return of Capital Contributions, distributions or allocations.

ARTICLE III
INTERIM DISTRIBUTIONS

SECTION 3.1.            Net Cash.  Prior to the liquidating distributions pursuant to Section 9.3, all Net Cash of the LLC shall be distributed annually, or at such more frequent intervals as the Majority Member shall determine, to the Members in proportion to their Percentage Interests.

Notwithstanding the Majority Member’s limited discretion as to the aggregate amount of Net Cash, the Majority Member shall use reasonable efforts to cause the LLC to distribute an aggregate amount of cash the Majority Member deems sufficient to pay its federal and state income taxes on its distributive share of the LLC’s taxable income for the Fiscal Year (“Tax Distributions”), taking into account all the distributions expected to be received from the LLC (exclusive of Tax Distributions) during the Fiscal Year.  To the extent the LLC has sufficient Net Cash, the Majority Member shall attempt to make the Tax Distributions on a quarterly basis to enable the Members to make their quarterly state and federal estimated tax payments.  The Majority Member is entitled to make reasonable assumptions concerning Members’ tax rates and, when making quarterly Tax Distributions, the LLC’s ultimate taxable income for the entire Fiscal Year.

SECTION 3.2.            Noncash Interim and Liquidating Distributions.  The LLC shall make noncash interim and liquidating distributions to the Members only upon the decision of the Majority Member.  As of the date of the noncash distribution, the LLC shall adjust the Agreed Value of the property distributed and shall post any resulting Profits or Losses to the Capital Accounts.

ARTICLE IV
ALLOCATIONS OF PROFITS AND LOSSES

SECTION 4.1.            Profits.  Except as provided in the Regulatory Allocations Exhibit, Profits shall be allocated as follows:

(a)           First, to the Members, in proportion to the prior allocation of Losses under Section 4.2 since the Effective Date, if any, that have not been covered by allocations of Profits pursuant to this Subsection 4.1(a), until the cumulative Profits allocated pursuant to this Subsection 4.1(a) equal the cumulative prior allocations of Losses under Section 4.2.

(b)           All remaining Profits shall be allocated to the Members in proportion to their Percentage Interests.

SECTION 4.2.            Losses.  Except as provided in the Regulatory Allocations Exhibit, Losses shall be allocated as follows:

(a)           First, to the Members in proportion to their positive Adjusted Capital Account balances, until the Members’ Adjusted Capital Account balances have been reduced to zero.

(b)           All remaining Losses shall be allocated to the Members in proportion to their Percentage Interests.

SECTION 4.3.            Code Section 704(c) Tax Allocations.  When a variation exists between the adjusted basis of property contributed to the capital of the LLC for federal income tax purposes and the initial Agreed Value of such property, the LLC shall allocate the income, gain, loss and deduction with respect to such property among the Members pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder as may be selected by the Majority Member.

When an adjustment to the Agreed Value of any LLC asset results in a variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value, then the LLC shall subsequently allocate the income, gain, loss and deduction with respect to such asset among the Members pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder as may be selected by the Majority Member,

The Majority Member shall make all elections or other decisions relating to allocations under Code § 704(c) and the related Treasury Regulations.  Allocations pursuant to this Section 4.3 occur solely for federal, state, and local tax purposes (i.e., are not for “book” purposes or for determining Profits or Losses) and shall not affect any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

SECTION 4.4.            Miscellaneous.

(a)           Allocations Attributable to Particular Periods.  The LLC shall calculate Profits, Losses or any other items allocable to any period on a daily, monthly or other permissible method under Code § 706 and the related Treasury Regulations as may be selected by the Majority Member.

(b)           Other Items.  Except as otherwise provided in this Agreement, all items of LLC income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Members in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)           Tax Consequences; Consistent Reporting.  The Members understand the income tax consequences of the allocations made by this Article and by the Regulatory Allocations Exhibit and hereby agree to report for income tax purposes their share of LLC income and loss in accordance with those allocations as reflected on the information returns of the LLC.

ARTICLE V
MANAGEMENT

SECTION 5.1.            Management by the Members.

(a)           General Authority.  The LLC shall be Member-Managed and the Majority Member shall have complete authority and exclusive control over the management of the business and affairs of the LLC.

(b)           Delegation of Authority.  The Majority Member may, but shall not be required to, delegate by written resolutions, which resolutions may be general or may be limited to specific matters, to one Person, several Persons or a committee of Persons (with such titles as the Majority Member shall select), which Persons may but need not be Members, any powers or authority granted to the Majority Member pursuant to this Agreement or pursuant to the Act; provided, however, that the delegation of authority by the Majority Member pursuant to this Subsection 5.1(b) shall not relieve the Majority Member from the duties and responsibilities set forth in the Act or in this Agreement.

(c)           Compensation; Reimbursement.  No Member shall be entitled to receive compensation from the LLC in exchange for the performance of his or her duties under this Agreement or under the Act, other than the distributions specifically set forth in this Agreement, without the express written approval of all Members as to the existence and amount of such compensation.  Each Member shall be entitled to be reimbursed for his or her actual, out-of-pocket expenditures incurred in connection with the management of the LLC, but shall not be reimbursed for general overhead expenses.

SECTION 5.2.            Limitation of Liability; Indemnification.

(a)           Limitation of Liability.  Notwithstanding any provision to the contrary contained in this Agreement, no Member shall have any liability in damages or otherwise to the LLC or to any other Member for any loss, damage, cost, liability or expense incurred by reason of or caused by any act or omission by such Person, whether alleged to be based upon errors in judgment, negligence, gross negligence or breach of duty (including alleged breach of any duty of care or duty of loyalty or other fiduciary duty).

(b)           Indemnification.  The LLC hereby agrees to indemnify each Indemnitee (defined below) and to hold it wholly harmless to the greatest extent permissible by the Act, as amended, for any judgments, settlements, penalties, fines, expenses and attorneys’ fees incurred in a proceeding to which the Indemnitee is a party because it is an Indemnitee, or based on any alleged action or omission of the Indemnitee in connection with the LLC.  The indemnification requirements set forth in this Subsection 5.3(b) shall be satisfied out of LLC assets only; no Member shall have any obligation to make additional Capital Contributions to the LLC to enable it to satisfy its indemnification obligations.  The Majority Member may, but shall not be required to, cause the LLC to advance to the Indemnitee any expenses, costs, or liabilities, including attorney fees of any Indemnitee that may be subject to the right of indemnification hereunder as those expenses, costs, or liabilities are incurred and prior to the final disposition of the underlying claim upon receipt by the LLC of a written, signed agreement by the Indemnitee to repay such advances to the extent that it shall be determined ultimately that the indemnitee is not entitled to be indemnified hereunder.  The LLC’s obligations set forth in this Subsection 5.3 (b) shall survive the termination of the Indemnitee’s status as an Indemnitee and/or the dissolution of the LLC.  The term “Indemnitee” for purposes of this Subsection 5.3(b) means any Member or any Persons to whom the Majority Member has delegated authority pursuant to Section 5.1(b), as well as any Person acting on behalf of a Member pursuant to legal authority, including without limitation, the a Member’s authorized employee, director, officer, member, partner, trustee or administrator.

(c)           Subsequent Amendments.  Any repeal, amendment or modification of this Section 5.3, or of the Act, shall not adversely affect any Person’s rights or protections existing at the time of such repeal or modification,

SECTION 5.3.            Other Business of Members.  Any Member may engage independently or with others in other business ventures, or make or manage other investments, without the necessity of informing the LLC or the other Members, or obtaining their consent.  Neither the LLC nor any Member shall have any rights in or to such other ventures or activities or to the income or proceeds derived therefrom.  The pursuit of such ventures, even if competitive with the business of the LLC, shall not be deemed wrongful or improper.

ARTICLE VI
MEMBER MEETINGS

SECTION 6.1.            Actual Meetings.

(a)           The Majority Member may call a meeting of the Members by issuing written notice of the meeting to all Members.  The notice must set forth the date and time of the meeting, the nature of the business to be transacted, and unless the meeting is a conference call meeting as provided in Subsection (b) below, the place of the meeting.  The Person calling the meeting must issue notice pursuant to Section 11.1 below to all Members not less than thirty (30) days prior to the meeting.

Any Member who attends the meeting automatically waives his or her right to notice of the meeting, unless the Member attends the meeting solely for the purpose of objecting to notice and so objects at the beginning of the meeting.  Members may attend and vote in person or by written proxy at meetings, and the LLC shall make reasonable arrangements to permit Members to attend and vote at meetings by telephone.  The exercise of any vote or consent permitted or required under this Agreement may occur at a meeting of Members or may be given in accordance with the procedure prescribed in Section 6.2 for written consent to action in lieu of actual meetings.  Except as otherwise expressly provided in this Agreement, the vote, consent, ratification, or approval of the Majority Member shall be required in order to constitute the action of the Members.

(b)           Members may hold meetings via conference call with no physical location designated as the place of the meeting, provided that all Members and other Persons on the conference call can hear and speak to one another and notice of the conference call is given or waived as required in the case of a meeting called for a specific place.  The Person(s) requesting a conference call meeting shall arrange the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call.

SECTION 6.2.            Written Consent to Action in Lieu of Actual Meetings.  Members may take or ratify any action permitted or required by this Agreement, including any amendment to the Certificate or to this Agreement, by written consent.  The written consent must set forth the specific action to be taken and be sent simultaneously to all Members, and signed by the required number of Members needed to take the specified action.

ARTICLE VII
TRANSFER OF INTERESTS

SECTION 7.1.            Transfers.  No Member shall transfer all or any part of its Interest without the consent of the other Member.  For purposes of this Article VII, the term “Transfer” shall mean any attempt to sell, assign, contribute or otherwise dispose of all or any portion of the Interest, including any distribution by a Member that is a legal entity of assets to its owners or beneficiaries.

ARTICLE VIII
CESSATION OF MEMBERSHIP

SECTION 8.1.                                     Withdrawal; Cessation of Membership.

(a)                                  Withdrawal.  No Member may withdraw from the LLC.  An attempted withdrawal shall be null and void, and, notwithstanding any provision in the Act, the LLC shall not be required to make any payment or distribution in connection with the attempted withdrawal.

(b)                                 Cessation of Membership.  A Member shall cease to be a Member only upon the occurrence of one of the following events:

(i)                                     The Transfer of a Member’s entire Interest.

(ii)                                  The occurrence of an Event of Bankruptcy with respect to the Member.

The terms and conditions of this Agreement shall survive a Person’s cessation as a Member of the LLC.

ARTICLE IX
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 9.1.                                     Dissolution Triggers.  The LLC shall dissolve only upon the first to occur of any of the following events:

(a)                                  The unanimous vote of the Members.

(b)                                 The entry of a decree of judicial dissolution or the administrative dissolution of the LLC as provided in the Act.

(c)                                  The sale of all or substantially all of the assets of the LLC in a single transaction or in a series of related transactions, unless within forty-five (45) days following the sale transaction(s) the Majority Member decides to continue the LLC without dissolution.

SECTION 9.2.                                     Winding Up.  Upon a dissolution of the LLC, the Majority Member, or, if the Majority Member is in breach of this Agreement, a court appointed liquidating trustee, shall take full account of the LLC’s assets and liabilities and wind up the affairs of the LLC.  The Person charged with winding up the LLC shall settle and close the LLC’s business, and dispose of and convey the LLC’s noncash assets as promptly as reasonably possible following dissolution as is consistent with obtaining the Fair Market Value for the LLC’s assets.

SECTION 9.3.                                     Liquidating Distributions.  Distribution of the LLC’s cash and the proceeds from the disposition of the LLC’s noncash assets shall occur in the following order:

(a)                                  To the LLC’s creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the LLC;

(b)                                 To the Members in accordance with their credit (i.e., positive) Capital Account balances.

The Person charged with winding up the LLC may establish a trust to receive the distributions made pursuant to Section 9.3(a) for the purposes of liquidating LLC assets, collecting amounts owed to the LLC, and paying liabilities or obligations of the LLC.  Distributions from the trust to the Members shall occur from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as would otherwise have been distributed to the Members pursuant to this Agreement.

ARTICLE X
BOOKS AND RECORDS

SECTION 10.1.                              Books and Records.  The Majority Member shall cause the LLC to keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the LLC.  Any Member or its designated representative shall have the right to access during normal business hours, inspect and copy at its expense the contents of such books and records, provided the Member sends written notice to the custodian of the records at least five (5) business days prior to the date of inspection specifying the records or information desired and the purpose for the inspection.

SECTION 10.2.                              Taxable Year; Annual Financial Statements.  The Majority Member shall use the Fiscal Year as its taxable year.  The LLC shall deliver to each Member, within ninety days following each Fiscal Year, financial statements for the LLC, including, without limitation, an income statement, balance sheet, statement of cash flows and applicable footnotes.

SECTION 10.3.                              Tax Information.  The Majority Member shall deliver to each Member the tax information necessary to enable each Member to prepare his or her federal and state income tax returns.  The Majority Member shall deliver the tax information within a reasonable period after the end of each Fiscal Year.

ARTICLE XI
MISCELLANEOUS

SECTION 11.1.                              Notices.  Any notices, requests, or other communications required or permitted to be given under this Agreement shall be in writing and shall be either (i) delivered by hand, (ii) mailed by United States registered mail, return receipt requested, postage prepaid, (iii) sent by a reputable, national overnight delivery service (e.g., Federal Express, Airborne, etc.) or (iv) sent by facsimile (with the original being sent by one of the other permitted means or by regular United States mail) and addressed to each Member at the applicable address set forth on the Information Exhibit.  Any such notice, request, or other communication shall be considered delivered on the date actually delivered or when delivery is refused or deemed impossible due to the recipient having changed its address without notifying the other party as required by this Agreement.  Any Member may change its mailing address by providing at least ten (10) days prior written notice.

SECTION 11.2.                              Binding Effect.  Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees and assigns.  None of the provisions of this Agreement are intended to create any enforceable rights or benefit in any creditor of the LLC or any Member.

SECTION 11.3.                              Construction.  Any court shall construe every covenant, term and provision of this Agreement in accordance with its simple and fair meaning and not strictly for or against any Member.  No court shall interpret any provision of this Agreement as a penalty upon, or a forfeiture by, any party to this Agreement.  The parties acknowledge that each party to this Agreement shared equally in the drafting and construction of this Agreement and, accordingly, no court or arbitrator construing this Agreement shall construe it more strictly against one party hereto than the other.

SECTION 11.4.                              Entire Agreement; Amendments.  This Agreement and the Certificate constitute the entire agreement among the parties with respect to the affairs of the LLC and the conduct of its business, and supersede all prior agreements and understandings, whether oral or written.  Neither the Certificate nor this Agreement may be modified or amended except with the written consent of the Majority Member (or as expressly required hereunder or as required by law or in order to maintain the tax status of the LLC), and such writing must refer specifically to the Certificate or this Agreement.

SECTION 11.5.                              Headings.  Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

SECTION 11.6.                              Severability.  Every provision of this Agreement is intended to be severable.  If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 11.7.                              Additional Documents.  Each Member, upon the request of the LLC, agrees to perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

SECTION 11.8.                              Variation of Pronouns.  All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

SECTION 11.9.                              Governing Law.  The laws of the State of Delaware, exclusive of its conflicts of laws provisions, shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the LLC and the limited liability of the Members.

SECTION 11.10.                       Waiver of Action for Partition.  Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the LLC.

SECTION 11.11.                       Counterpart Execution; Facsimile Execution.  This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document.  Such executions may be transmitted to the LLC and/or the other parties by facsimile and such facsimile execution shall have the full force and effect of an original signature.  All fully executed counterparts, whether original executions or facsimile executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 11.12.                       Tax Matters Member.  Microporous Holding Corporation shall be the Tax Matters Member, and as such shall have all power and authority with respect to the LLC and its Members as a “tax matters partner” would have respect to a partnership and its partners under the Code and in any similar capacity under state or local law.  The Tax Matters Member shall continue to serve as such until replaced by the Members or his resignation as Tax Matter Member.

SECTION 11.13.                       Time of the Essence.  Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 11.14.                       Exhibits Incorporated by Reference.  Each of the Exhibits referred to in this Agreement are hereby incorporated into this Agreement by this reference.

In Witness Whereof, the Members have executed this Agreement, to be effective as of the date described in Article I.

[Executions Appear on the Following Page(s)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

MEMBERS:

MICROPOROUS HOLDING CORPORATION

By:	/s/ Tim Riney
Name: Tim Riney
Title: Vice President, Finance

DARAMIC HOLDINGS, LLC

By:	/s/ Tim Riney
Name: Tim Riney
Title: Vice President, Finance, of Microporous Holding Corporation, its Sole Member

EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

INFORMATION EXHIBIT

Member Name and Notice Address	Percentage Interest

Microporous Holding Corporation Address: 11430 N. Community House Road Suite 350 Charlotte, NC 28277	99%

Daramic Holdings, LLC Address: 11430 N. Community House Road Suite 350 Charlotte, NC 28277	1%

A-1

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below.  Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

“Act” shall mean the Delaware Limited Liability Company Act (Chapter 18 of the Delaware Code) and all amendments or successor statutes thereto.

“Adjusted Capital Account” means, with respect to any Member, such Member’s Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Member is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain) and decreased by the items described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

“Agreed Value” shall mean with respect to any noncash asset of the LLC an amount determined and adjusted in accordance with the following provisions:

(a)                                  The initial Agreed Value of any noncash asset contributed to the capital of the LLC by any Member shall be its gross Fair Market Value, as agreed to by the contributing Member and the LLC.

(b)                                 The initial Agreed Value of any noncash asset acquired by the LLC other than by contribution by a Member shall be its adjusted basis for federal income tax purposes.

(c)                                  The initial Agreed Values of all the LLC’s noncash assets, regardless of how those assets were acquired, shall be reduced by depreciation or amortization, as the case may be, determined in accordance with the rules set forth in Treasury Regulations § 1.704-1(b)(2)(iv)(f) and (g).

(d)                                 The Agreed Values, as reduced by depreciation or amortization, of all noncash assets of the LLC, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross Fair Market Values, as determined by the Majority Member, as of the following times:

(i)                                   the acquisition of an Interest or an additional Interest in the LLC by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)                                the distribution by the LLC of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the LLC; and

(iii)                             the termination of the LLC for federal income tax purposes pursuant to Code § 708(b)(1)(B).

“Agreement” shall mean this Operating Agreement as amended from time to time.

“Certificate” shall mean the Certificate of Formation filed by the LLC pursuant to the Act together with any amendments thereto.

“Capital Account” shall mean with respect to each Member an account maintained and adjusted in accordance with the following provisions:

(a)                                  Each Member’s Capital Account shall be increased by such Member’s Capital Contributions, such Member’s distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations and the amount of any LLC liabilities that are assumed by such Member or that are secured by LLC property distributed to such Member.

(b)                                 Each Member’s Capital Account shall be decreased by the amount of cash and the Agreed Value of any LLC property distributed to such Member pursuant to any provision of this Agreement (other than repayments of loans to the LLC), such Member’s distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Member that are assumed by the LLC or that are secured by any property contributed by such Member to the LLC.

In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

In the event the Agreed Values of the LLC assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the LLC recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

“Capital Contribution” shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the LLC with respect to the Interest of such Member.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

“Effective Date” shall mean the date on which the LLC’s Certificate were filed with the Delaware Secretary of State.

“Event of Bankruptcy” shall mean, with respect to any Person, (a) the Person’s making an assignment for the benefit of creditors; (b) the Person’s filing a voluntary petition in bankruptcy; (c) the Person’s being adjudged bankrupt or insolvent or having entered against him an order for relief in any bankruptcy or insolvency proceeding; (d) the Person’s filing a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the Persons seeking, consenting to or acquiescing in the appointment of a trustee or receiver for or liquidation of the Person or all or any substantial part of such Person’s properties; (f) the Person’s filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in any proceeding described in subparagraphs (a) through (e) of this definition; or (g) the continuation of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation for 120 days after the commencement thereof or the appointment of a trustee, receiver or liquidator for the Person or all or any substantial part of the Person’s properties without the Person’s agreement or acquiescence, which appointment is not vacated or stayed for 120 days or, if the appointment is stayed, for 120 days after the expiration of the stay during which period the appointment is not vacated.

“Fair Market Value” shall mean, with respect to any item of real or personal property, the price at which the property would change hands between a willing buyer and a willing seller, neither party being under any compulsion to buy or sell, and both parties having reasonable knowledge of relevant facts.

“Fiscal Year” shall mean, with respect to the first year of the LLC, the period beginning upon the formation of the LLC and ending on the next December 31, with respect to subsequent years of the LLC, the calendar year, and, with respect to the last year of the LLC, the portion of the calendar year ending with the date of the final liquidating distributions.

“Interest” shall mean all of the rights of each Member with respect to the LLC created under this Agreement or under the Act.

“LLC” shall mean the limited liability company formed pursuant to this Agreement.

“Majority Member” shall mean the Member holding a majority of the Percentage Interests.

“Members” shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the LLC as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement.  “Member” means any one of the Members.

“Net Cash” shall mean the gross cash proceeds to the LLC from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of LLC property, financings or refinancings of LLC assets, and reserves from prior periods), less the portion thereof used to pay or establish reserves for LLC expenses, debt payments, capital

improvements, replacements, and contingencies, all as determined by the Majority Member.   “Net Cash” shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.  “Net Cash” shall include all principal and interest payments with respect to any note or other obligation received by the LLC in connection with sales and other dispositions of its property.

“Percentage Interest” shall mean the percentage set forth opposite each Member’s name on the Information Exhibit in the column labeled “Percentage Interest.”

“Permitted Transferee” shall mean any Member of the LLC, any spouse of a Member, any lineal descendants or ancestors of any Member (by blood or adoption), and any trusts or other entities in which the Persons described above own all the beneficial interests or equity interests, as applicable.

“Person” shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

“Prime Rate” as of a particular date shall mean the prime rate of interest in effect for such date as published in the Wall Street Journal.

“Profits and Losses” shall mean, for each Fiscal Year or other period, an amount equal to the LLC’s taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a)                                  Any income of the LLC that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)                                 Any expenditures of the LLC described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)                                  In the event the Agreed Value of any of the LLC’s assets is adjusted pursuant to Subsection (d) or (e) of the definition of Agreed Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d)                                 Gain or loss resulting from dispositions of LLC assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)                                  In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with the definition of Depreciation set out hereof;

(f)                                    To the extent an adjustment to the adjusted tax basis of any LLC asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulations Section 1.704- 1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the LLC, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)                                 Notwithstanding any other provision of this definition of Profits and Losses, any items which are specifically allocated pursuant to Subsections (b), (c), (d), (e), (f), (g) or (j) of Exhibit C hereof shall not be taken into account in computing Profits or Losses.

“Regulatory Allocations” shall mean the allocations of items of LLC income, gain, loss and deduction set forth on the Regulatory Allocations Exhibit.

“Transfer” shall have the definitions set forth in Section 7.1 of the Agreement.

“Treasury Regulations” shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Valuation Date” shall have the meaning set forth in Article VII of the Agreement.

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EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
MICROPOROUS PRODUCTS, LLC
a Delaware limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of LLC income, gain, loss and deduction that override the basic allocations of Profits and Losses in Article IV of the Agreement to the extent necessary to cause the overall allocations of items of LLC income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations §§ 1.704-1(b).  Subsection (a) below contains special technical definitions.

(a)                                  Definitions Applicable to Regulatory Allocations.  For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)                                     “LLC Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the LLC would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d).  In the case of Nonrecourse Liabilities for which the creditor’s recourse is not limited to particular assets of the LLC, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the LLC shall be treated as a single liability and allocated to the LLC’s assets using any reasonable basis selected by the Majority Member.

(ii)                                  “Member Nonrecourse Deductions” shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to “partner nonrecourse deductions” set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)                               “Member Nonrecourse Debt” means any LLC liability with respect to which one or more but not all of the Members or related Persons to one or more but not all of the Members bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)                              “Member Nonrecourse Debt Minimum Gain” shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3).  In the case of Member Nonrecourse Debt for which the creditor’s recourse against the LLC is not limited to particular assets of the LLC, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the LLC shall be treated as a single liability and allocated to the LLC’s assets using any reasonable basis selected by the Majority Member.

(v)                                 “Nonrecourse Deductions” shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)).  The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of LLC Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in LLC Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)                              “Nonrecourse Liability” means any LLC liability (or portion thereof) for which no Member bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)                           “Regulatory Allocations” shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)                                 Nonrecourse Deductions.  All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in proportion to their Percentage Interests.

(c)                                  Member Nonrecourse Deductions.  All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Member who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)                                 Minimum Gain Chargeback.  If there is a net decrease in LLC Minimum Gain for a Fiscal Year, each Member shall be allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of such net decrease in LLC Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of LLC Minimum Gain set forth above.  This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)                                  Member Nonrecourse Debt Minimum Gain Chargeback.  If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of LLC income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above.  This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)                                    Qualified Income Offset.  In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of LLC income and gain (consisting of a pro rata portion of each item of LLC income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Member’s Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(g)                                 Gross Income Allocation.  In the event any Member has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Member shall be allocated items of LLC gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(h)                                 Rules for Applying the Regulatory Allocations.  The Regulatory Allocations shall be interpreted and applied in light of the purpose set forth in the first sentence of the Regulatory Allocations.  However, to the greatest extent possible consistent with that purpose, the Majority Member shall take the Regulatory Allocations into account in allocating other items of income, gain, loss or deduction among the Members such that the net amounts allocated to each Member would be the same as his distributive share of Profits and Losses would have been had the Regulatory Allocations not been made.  The Majority Member shall apply the Regulatory Allocations in whatever order the Majority Member reasonably determines will minimize the economic distortion that might otherwise result from the application of the Regulatory Allocations.

(i)                                     Waiver of Minimum Gain Chargeback Provisions.  If the Majority Member determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the LLC will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Majority Member shall have the authority, but not the obligation, to request the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4).

(j)                                     Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any LLC asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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